Exhibit 100.7

NICE inContact CXone Empowers Omnichannel Experiences with New Native
Salesforce Lightning User Interface

Innovation advances CXone Agent for Salesforce with digital channel elevation and enhanced agent experience

Salt Lake City, October 28, 2019 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced new enhancements to CXone Agent for Salesforce that enables omnichannel experiences for customers – defined as not starting over when switching channels. The CXone cloud platform integrates with Salesforce, adding a global carrier-grade voice channel, intelligent omnichannel routing for Salesforce digital channels and integrated workforce optimization (WFO) capabilities – enabling contact centers to deliver personalized customer experiences and improved agent productivity with a unified interface.

“Today’s customers expect only the best from each and every brand they interact with, every time. NICE inContact is excited to announce further enhancements to our integration with Salesforce, to deliver great customer experiences,” said Paul Jarman, NICE inContact CEO. “CXone Agent for Salesforce new native interface for Salesforce helps power easier and more convenient experiences for both agents and customers alike, helping contribute to increased satisfaction and loyalty.”

New CXone Agent for Salesforce Enables Channel Elevation and Reduces Agent Effort
The new Lightning-native interface for CXone Agent for Salesforce delivers enhanced functionality and a streamlined design that strengthens CXone integration with the market-leading CRM solution.

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Agents can elevate Salesforce digital channels to CXone voice in a single click, reducing friction, empowering faster and more convenient customer experiences, and simplifying customer journey analysis with a unified interaction record.

•	Agents also have the ability to handle up to 25 interactions concurrently, driving agent productivity up and customer wait times down.
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The sleek, intuitive interface enables Salesforce Lightning customers to streamline agent work and training. The simplified design reduces agent effort by presenting agent functionality based on their skill set and the context of the interaction.

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CXone Agent for Salesforce adds a global carrier-grade voice channel and intelligent routing engine to customer interaction channels. Adding CXone intelligent routing of digital channels can improve the customer experience through skills-based routing that combines agent proficiency with customer attributes from Salesforce to find the best customer service resource for each interaction – allowing faster resolution of customer requests, fewer transfers, and options to provide higher levels of service to premium customers. In addition, CXone Agent for Salesforce offers embedded workforce optimization (WFO) capabilities for agent scheduling, coaching and quality management.

NICE inContact is a Platinum ISV Partner and has high ratings from customers on Salesforce AppExchange.

NICE inContact also recently introduced new CXone Packages integrated with Salesforce which add global carrier-grade voice, intelligent routing for Salesforce digital channels, embedded workforce optimization, and speech/text analytics. CXone Packages for Salesforce enables customers to expand as their customer expectations and contact center business needs evolve.

•	Contact Center Core: adds global carrier-grade voice, self-service IVR, integrated softphone, smart routing for Salesforce digital channels, and advanced call and screen recording.
•	Contact Center Advanced: adds workforce management, analytics-powered quality management, gamification, advanced performance reporting, and executive dashboards.
•	Contact Center Complete: adds speech and text analytics for customer interactions, and customer feedback survey and analytics capabilities to continuously improve the customer experience.

NICE inContact empowers organizations to maximize the value of their customer relationship management (CRM) and contact center technologies through its combination of contact center functionality and expertise, coupled with its breadth and depth of integrations with market-leading CRMs. These latest enhancements are the first of many exciting CRM integration innovations NICE inContact is developing.

NICE inContact was named for the fifth consecutive year a Leader in the Gartner Magic Quadrant for Contact Center as a Service, North America1 report. In The Forrester Wave™: Cloud Contact Centers, Q3 20182, NICE inContact CXone was named a Leader, positioning CXone among the most significant cloud contact center solutions in the market.

1Gartner, “Magic Quadrant for Contact Center as a Service, North America,” Drew Kraus, Steve Blood, Simon Harrison 15 October 2019.
2Forrester Research, Inc. “The Forrester WaveTM: Cloud Contact Centers, Q3 2018,” Art Schoeller, with Daniel Hong, Sara Sjoblom, and Peter Harrison; September 25, 2018.

Gartner disclaimer
Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Salesforce, Lightning, AppExchange and others are among the trademarks of salesforce.com, inc.

About NICE inContact CXone
NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by  the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.